    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 2004

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (AMENDMENT NO. 3)

                                ----------------

                        TELESP CELULAR PARTICIPACOES S.A.
                       ----------------------------------
                       (Name of Subject Company (issuer))

                        TELESP CELULAR PARTICIPACOES S.A.
                        ---------------------------------
                        (Name of Filing Person (offeror))

                                PREFERRED SHARES
                         ------------------------------
                         (Title of Class of Securities)

                                       N/A
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                ----------------


                              S. Todd Crider, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------


                            CALCULATION OF FILING FEE

================================================================================
   TRANSACTION VALUATION (1)           |         AMOUNT OF FILING FEE (2)
---------------------------------------|----------------------------------------
        U.S.$78,398,330                |               U.S.$6,342.42
================================================================================

(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated based on (1) an estimate of the maximum U.S. resident shareholder participation (estimated not to exceed 55% of the total) in the conversion of 78,752,712,772 preferred shares of Telesp Celular Participacoes S.A. ("TCP") into common shares, (2) the conversion ratio of one common share for each preferred share and (3) R$5.35, the average of the high and low prices of one lot of 1,000 common shares of TCP, as reported on the Sao Paulo Stock Exchange on November 17, 2003, converted into U.S. dollars based on an exchange rate of R$2.9485 = U.S.$1.00, the noon buying rate on November 17, 2003.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  U.S.$6,342.42
     Form or Registration No.: Schedule TO, No. 005-79126

     Filing Party: Telesp Celular Participacoes S.A.
     Date Filed: November 20, 2003

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[_] third party tender offer subject to Rule 14d-1

[X] issuer tender offer subject to Rule 13e-4

[_] going-private transaction subject to Rule 13e-3

[_] amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                                    STATEMENT

         This Amendment amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Telesp Celular Participacoes S.A. ("TCP"), a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil, on November 20, 2003, as amended on December 16, 2003 and January 7, 2004, to enable shareholders of TCP to convert 78,752,717,772 outstanding shares of preferred stock, no par value, for shares of common stock, no par value, of TCP in the aggregate for all shareholders at a one-to-one ratio.

         This Amendment is filed to notify shareholders of TCP that the Offer to Convert has been withdrawn, effective immediately. Preferred shares for which an election to convert has been submitted will be promptly freed for trading.

         TCP has taken this action in light of the statement by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission, or "CVM") on December 26, 2003 that the proposed merger of shares of Tele Centro Oeste Celular Participacoes S.A. ("TCO") with TCP, in the CVM's opinion, "violates applicable laws" and the consequent suspension by TCP and TCO of the shareholders' meetings previously scheduled for January 7, 2004. Although TCP and TCO disagree with the arguments and conclusion stated in the CVM's decision and continue to be of the opinion that the merger of shares would be the best alternative for both companies and their shareholders, they believe the CVM's decision makes the implementation of the merger of shares, as originally proposed, uncertain due to the potential obstacles that may be created by third parties. Taking into account the best interest of their shareholders, therefore, management of TCP and TCO have concluded that the best decision in light of the situation is to cancel the merger of shares and withdraw the offer to convert.

ITEM 12. EXHIBITS.

1.1*     Offer to Convert dated November 20, 2003.

1.2*     Announcement to Shareholders, dated November 19, 2003.

1.3**    Notice of Material Fact, dated December 11, 2003.

1.4**    Press Release, dated December 12, 2003.

1.5***   Notice to Shareholders, dated January 7, 2004.

1.6***   Press Release, dated January 7, 2004.

1.7****  Notice of Material Fact, dated January 12, 2004.

1.8****  Press Release, dated January 13, 2004.

2.1 Shareholders Agreement by and among Telefonica Moviles, S.A., Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefonica, S.A. filed on June 30, 2003 (the "2002 Telefonica 20-F") (SEC file number 001-09531).

2.2 Subscription Agreement by and among Telefonica Moviles, S.A., Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A., and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefonica 20-F.

2.3 Note Purchase Agreement relating to the issuance by Telesp Celular Participacoes S.A. of Euro 416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participacoes S.A. and Citibank N.A. London, incorporated by reference to Exhibit 2.4 to TCP's annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002 (the "2001 TCP 20-F") (SEC file number 001-14493).

2.4 Agency Agreement relating to the issuance by Telesp Celular Participacoes S.A. of Euro 416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participacoes S.A., incorporated by reference to Exhibit 2.5 to the 2001 TCP 20-F.

3.1*     Consent of Simpson Thacher & Bartlett LLP.

----------

*        Previously filed on November 20, 2003.

**       Previously filed on December 16, 2003.

***      Previously filed on January 7, 2004.

****     Filed herewith.
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                                                                               4

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                       TELESP CELULAR PARTICIPACOES S.A.



                                       By:   /s/ Francisco Jose Azevedo Padinha
                                           -------------------------------------
                                           Name:  Francisco Jose Azevedo Padinha
                                           Title: Chief Executive Officer


                                       By:    /s/ Fernando Abella Garcia
                                           -------------------------------------
                                           Name:  Fernando Abella Garcia
                                           Title: Chief Financial Officer




Dated: January 13, 2004